Exhibit 2

2017 Annual Report and Accounts
and
Notice of AGM
March 9, 2018, LONDON – Verona Pharma plc (AIM:VRP) (Nasdaq:VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, is pleased to confirm that a hard copy of the Annual Report and Accounts for the year ended 31 December 2017 ("2017 Annual Report and Accounts"), the Notice of Annual General Meeting and a Form of Proxy have been posted to Shareholders.
The Company confirms that a copy of its 2017 Annual Report and Accounts and Notice of Annual General Meeting are available online at www.veronapharma.com. The Notice of Annual General Meeting can also be found within the AIM Rule 26 section of the website.
The Annual General Meeting of Verona Pharma will be held at the London offices of Nasdaq, Woolgate Exchange, 25 Basinghall Street, London EC2V 5HA at 9.00 a.m. on 2 May 2018.
-Ends-
About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. In clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function as compared to placebo, and has shown clinically meaningful and statistically significant improvements in lung function when administered in addition to frequently used short- and long-acting bronchodilators as compared to such bronchodilators administered as a single agent. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (COPD), cystic fibrosis (CF), and potentially asthma.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

Tel: +44 (0) 20 7710 7600 SNELVeronaPharma@stifel.com

FTI Consulting (UK Media and Investor enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Natalie Garland-Collins	veronapharma@fticonsulting.com